Exhibit 32 Certification of CEO and CFO


**Certification of CEO and CFO Pursuant to**
**18 U.S.C. Section 1350,**
**As Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**


In connection with the Quarterly Report on Form 10-Q of Churchill Downs Incorporated (the "Company") for the quarterly period ended June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Thomas H. Meeker, as President and Chief Executive Officer of the Company, and Michael E. Miller, as Executive Vice President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/Thomas H. Meeker
Thomas H. Meeker
President and Chief Executive Officer
August 5, 2004

/s/ Michael E. Miller
Michael E. Miller
Executive Vice President and Chief Financial Officer
August 5, 2004

This certification is being furnished to the Securities and Exchange Commission as an exhibit to the Report and shall not be deemed filed by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Churchill Downs Incorporated and will be retained by Churchill Downs Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.


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